                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                    FORM 11-K


(Mark One)

   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1999
                          -------------------------------

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                               ---------------  ----------------

Commission file number       0-12640
                      ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KAYDON CORPORATION EMPLOYEE STOCK
                            OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



The following documents are attached hereto as exhibits:



                                                                         Page
                                                                         ----

Report of Independent Public Accountants                                    A

Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                             1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1999 and 1998                         2

Notes to Financial Statements                                              3-8

Schedule I - Item 4i - Schedule of Assets Held for
     Investment Purposes at End of Year as of December 31, 1999             9

Consent of Independent Public Accountants                                  10






In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Kaydon Corporation Employee Stock Ownership and Thrift Plan

Date:  June 28, 2000

                                   By:  The Plan Administrative Committee
                                      -----------------------------------




                                   By:    /s/ John F. Brocci
                                      ---------------------------
                                   John F. Brocci
                                   Chairman
                                   Plan Administrative Committee

KAYDON CORPORATION

EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 and 1998

TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To the Administrative Committee of the
Kaydon Corporation Employee Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP

Detroit, Michigan,
     May 26, 2000.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                         Page

Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                            1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1999 and 1998                        2

Notes to Financial Statements                                            3-8

Schedule I - Item 4i - Schedule of Assets Held for Investment
     Purposes at End of Year as of December 31, 1999                       9

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998




                                                                                          1999                1998
                                                                                     ---------------     ---------------
ASSETS:
  Investments:
    Mutual funds-
        CIGNA Charter Guaranteed Short-Term Securities Fund                          $     2,373,593     $     2,114,877
        CIGNA Charter Actively Managed Fixed Income Fund                                   1,178,364           2,128,610
        INVESCO Total Return Account                                                       1,504,814           1,856,778
        Warburg Pincus Advisor Emerging Growth Account                                     4,941,561           3,649,408
        Fidelity Advisor Growth Opportunities Account                                        873,463             893,094
        Templeton Foreign Account                                                            422,548             245,175
        AIM Value Account                                                                  2,070,604             671,767
        Lazard Small Cap Account                                                             318,930              64,711
        Janus Worldwide Account                                                            1,346,362               9,898
        CIGNA Charter Large Company Stock-Growth Fund                                      8,522,244           7,720,577
                                                                                     ---------------     ---------------
         Total Mutual funds                                                               23,552,483          19,354,895

    Kaydon Corporation Common Stock                                                       16,436,332          25,888,274
                                                                                     ---------------     ---------------
         Total investments                                                                39,988,815          45,243,169

  Dividend receivable                                                                         67,411              64,613
                                                                                     ---------------     ---------------
         Total assets                                                                     40,056,226          45,307,782

LIABILITY- Excess Contribution Payable                                                       (20,608)                  -
                                                                                     ---------------     ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                                    $    40,035,618     $    45,307,782
                                                                                     ===============     ===============




        The accompanying notes are an integral part of these statements.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                                                         1999                 1998
                                                                                   ----------------     ----------------
CONTRIBUTIONS:
    Participants                                                                   $      2,338,243     $      2,638,781
    Rollover                                                                                 52,962                    -
                                                                                   ----------------     ----------------
         Total contributions                                                              2,391,205            2,638,781
                                                                                   ----------------     ----------------

INVESTMENT EARNINGS (LOSS):
    Interest and dividends                                                                  321,095              242,916
    Net appreciation (depreciation) in current value of investments                      (4,048,624)           8,206,355
                                                                                   ----------------     ----------------
         Total investment earnings (loss)                                                (3,727,529)           8,449,271
                                                                                   ----------------     ----------------

OTHER CHANGES:
    Benefit payments                                                                     (3,907,518)          (5,175,041)
    Administrative expenses                                                                 (26,930)             (22,824)
    Net transfer to a related plan                                                           (1,392)                   -
                                                                                   ----------------     ----------------
         Total other changes                                                             (3,935,840)          (5,197,865)
                                                                                   ----------------     ----------------

         Change in net assets available for benefits                                     (5,272,164)           5,890,187

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                     45,307,782           39,417,595
                                                                                   ----------------     ----------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                                     $     40,035,618     $     45,307,782
                                                                                   ================     ================




        The accompanying notes are an integral part of these statements.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS





(1)    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

         The financial statements of the Kaydon Corporation Employee Stock
           Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

         In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management and Janus Capital Corporation. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

         The investment funds offered by CIGNA through the CIGNA Separate
           Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

         Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.


         The Accounting Standards Executive Committee issued Statement of
           Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(2)    DESCRIPTION OF THE PLAN

         The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

         Eligibility requirements - All employees of Kaydon Corporation and subsidiaries and affiliates (the "Company" or "Employer"), excluding employees of its Electro-Tec Corp., Seabee Corporation, Gold Star Manufacturing, salaried employees of Victor Fluid Power, Inc., employees of Great Bend Industries, Inc. and foreign subsidiaries, who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following completion of the 1,000th hour of service.

         Contributions - Participants may authorize the Company to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code. In addition, the Company may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1999 or 1998.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                  (continued)


         Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the discretionary employer contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

         Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period in annual increments ranging from ten to twenty percent.

         A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

         Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

         Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

             The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

             The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

             The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  (continued)

             The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

             The Fidelity Advisor Growth Opportunities Account invests primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

             The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

             The AIM Value Account invests primarily in common stocks,
               convertible bonds and convertible preferred stocks of undervalued companies.


             The Lazard Small Cap Account invests in small-cap equity securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

             The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  (continued)

             The CIGNA Charter Large Company Stock-Growth Fund invests primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts.

             The Stock Fund invests solely in Kaydon Corporation Common Stock.

         Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the Stock Fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000.

         Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1999 and 1998. The remaining expenses were paid for out of Plan assets by CG Trust Company.

         Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

         Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Internal Revenue Code.

(3)    TRUST FUND

         A trust fund is maintained by the trustee for all purposes of the Plan.
           The monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note (4).

(4)    RELATED PARTY TRANSACTIONS

         Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  (continued)

(5)    TAX STATUS

         The Internal Revenue Service issued a determination letter dated April
           4, 1996, stating that the Plan, as then designed, was in accordance with applicable plan design requirements and was tax-exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)    INVESTMENTS

         The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31:


                                                                             1999              1998
                                                                             ----              ----

               CIGNA Charter Guaranteed Short-Term Securities Fund        $  2,373,593     $          -
               Warburg Pincus Advisor Emerging Growth Account                4,941,561        3,649,408
               AIM Value Account                                             2,070,604                -
               CIGNA Charter Large Company Stock-Growth Fund                 8,522,244        7,720,577
               Stock Fund                                                   16,436,332       25,888,274

(7)    RECONCILIATION TO FORM 5500

         The accompanying statements of net assets available for benefits do not include the amount of benefit distributions payable to persons who had requested withdrawals from the Plan. The statements of participants' equity per the Plan's Form 5500 have included the aforementioned amount. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:


                                                                                 1999
                                                                            --------------
                Net assets available for benefits per the
                    financial statements                                    $   40,035,618
                Benefits currently payable at December 31, 1999                     87,792
                                                                            --------------

                Net assets available for benefits per the Form 5500             39,947,826
                                                                            ==============

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  (continued)

         The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31:


                                                                                           1999
                                                                                      --------------

                Benefit payments per the financial statements                         $    3,907,518

                Add:  Benefits payable at December 31, 1999                                   87,792
                                                                                      --------------
                Benefit payments per the Form 5500                                         3,995,310
                                                                                      ==============


                                                                      SCHEDULE I

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                        EIN: 13-3186040 PLAN NUMBER: 002


 ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR


                             AS OF DECEMBER 31, 1999


                                                                                                               Current
        Identity of Issuer                           Description of Investment                                  Value
        ------------------                           -------------------------                           ---------------
 Mutual Funds-
     *Connecticut General Life               CIGNA Charter Guaranteed Short-Term
         Insurance Company                        Securities Fund, 51,429 units                          $     2,373,593

     *Connecticut General Life               CIGNA Charter Actively Managed Fixed Income
         Insurance Company                        Fund, 9,444 units                                           1,178,364

     *Connecticut General Life
         Insurance Company                   INVESCO Total Return Account, 41,372 units                        1,504,814

     *Connecticut General Life               Warburg Pincus Advisor Emerging Growth
         Insurance Company                        Account, 77,234 units                                        4,941,561

     *Connecticut General Life               Fidelity Advisor Growth Opportunities Account,
         Insurance Company                       11,644 units                                                    873,463

     *Connecticut General Life
         Insurance Company                   AIM Value Account, 32,746 units                                   2,070,604

     *Connecticut General Life
         Insurance Company                   Templeton Foreign Account, 28,683 units                             422,548

     *Connecticut General Life
         Insurance Company                   Lazard Small Cap Account, 15,747 units                              318,930

     *Connecticut General Life
         Insurance Company                   Janus Worldwide Account, 15,623 units                             1,346,362

     *Connecticut General Life               CIGNA Charter Large Company Stock Growth
         Insurance Company                        Fund, 490,819 units                                          8,522,244
                                                                                                         ---------------
                                                      Total Mutual funds                                      23,552,483

Common Stock-
     *Kaydon Corporation                     Stock Fund, 613,010 shares                                       16,436,332
                                                                                                         ---------------
                                                                                                         $    39,988,815
                                                                                                         ===============

* Represents a party-in-interest

                                 Exhibit Index

Exhibit No.                          Description
-----------                          -----------
    23                               Consent of Independent Public Accountants